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                                                               Exhibit 99.(b)(2)

                             THE GLENMEDE PORTFOLIOS

                         AMENDMENT NO. 1 TO THE BY-LAWS
                          ADOPTED ON SEPTEMBER 15, 2004

     Pursuant to Article 9 of the By-Laws of The Glenmede Portfolios (the "Trust"), effective September 15, 2004, Article 3 of the By-Laws of the Trust shall be amended as follows:

     A. Sections 3.1 and 3.2 of Article 3 of the By-Laws shall each be amended and restated in their entirety as follows:

     3.1 ENUMERATION; QUALIFICATION. The officers of the Trust shall be a President, a Treasurer, a Secretary and, if required by law, a Chief Compliance Officer, and such other officers, including Vice Presidents, if any, as the Trustees from time to time may in their discretion elect, pursuant to Section
3.2 of this Article 3. The Trust may also have such agents as the Trustees from time to time in their discretion may appoint. Any officer may be but none need be a Trustee or shareholder. Any two or more offices may be held by the same person.

     3.2 ELECTION. The President, the Treasurer and the Secretary shall be elected annually by the Trustees. Other officers, if any, may be elected or appointed by the Trustees at any time, PROVIDED HOWEVER, if required by law, the Board of Trustees, including a majority of those Trustees who are not "interested person" of the Trust as defined by the Investment Company Act of 1940, shall appoint the Chief Compliance Officer. Vacancies in any office may be filled at any time.

     B. The current Section 3.8 of Article 3 of the By-Laws shall be renumbered as Section 3.9 and amended and restated as follows:

     3.9 RESIGNATIONS AND REMOVALS. Any Trustee or officer may resign at any time by written instrument signed by him or her and delivered to the Chairman, the President or the Secretary or to a meeting of the Trustees. Such resignation shall be effective upon receipt unless specified to be effective at some other time. The Trustees may remove any officer elected by them with or without cause; PROVIDED HOWEVER, that if required by applicable law, the Chief Compliance Officer may be removed from his or her responsibilities only by the affirmative vote of a majority of the Board of Trustees, including a majority of the Trustees who are not "interested persons" of the Trust as defined by the Investment Company Act of 1940. Except to the extent expressly provided in a written agreement with the Trust, no Trustee or officer resigning and no officer removed shall have any right to any compensation for any period following his or her resignation or removal.

     C. The following Section 3.8 shall be included in Article 3 of the By-Laws as follows:

     3.8 CHIEF COMPLIANCE OFFICER. The Chief Compliance Officer ("CCO") of the Trust CO shall have such other powers and duties as from time to time may be conferred upon assigned to him or her by the Trustees and by applicable law.

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     All other provisions of Article 3 shall remain unchanged.

     The foregoing amendments to the By-Laws of the Trust were duly authorized by the Board of Trustees at a meeting held on September 15, 2004.

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